Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsa mex
Mexico's Steel

HYLSAMEX's Main Subsidiary Obtains One-Year Extension of US$40 Million Liquidity Facility

MONTERREY, MEXICO, May 26, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that its main subsidiary, HYLSA, S.A. de C.V., ("HYLSA") has extended by an additional year its US$40 million revolving liquidity facility. This credit line is granted for general corporate purposes and aimed at supporting working capital needs. The facility, which has been unused since October 2003, will now expire July 31, 2005. As a result of this extension, HYLSA's liquidity has been further enhanced. JP Morgan Chase acted as Lead Arranger and the participating financial institutions are: Banamex-Citibank, Banorte, Comerica, HSBC, Hypo-Vereinsbank, and Inbursa. HYLSA is pleased to have received this vote of confidence from the bank lenders' group involved in the refinancing.

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

dlw 6/15

Hylsa mex
El Acero de México®

HYLSA, Subsidiaria Principal de HYLSAMEX, Obtiene Extensión de Un Año en su Línea de Crédito Revolvente

MONTERREY, MEXICO, Mayo 26, 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("HYLSA"), extendió por un año adicional su línea de crédito revolvente de US$40 millones. Esta línea de crédito cuyo propósito es apoyar en los requerimientos de capital de trabajo, no ha sido utilizada desde octubre de 2003 y tiene como nueva fecha de vencimiento el 31 de julio de 2005. La extensión de la línea de crédito fortalece la liquidez de HYLSA. JP Morgan Chase actuó como Líder Estructurador y las instituciones financieras que participan en el crédito son: Banamex-Citibank, Banorte, Comerica, HSBC, Hypo-Vereinsbank e Inbursa. HYLSA se encuentra complacida por haber recibido este voto de confianza de parte del grupo de bancos que participó en este refinanciamiento.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4835 bytes.

Fecha de recepcion: May 26 2004 4:22:24:860PM.

Folio de recepcion: 51318.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: May 26 2004 4:22PM

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
26/5/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSA, Subsidiaria Principal de HYLSAMEX, Obtiene Extensión de Un Año en su Línea de Crédito Revolvente

Eventos Relevantes:
MONTERREY, MEXICO, Mayo 26, 2004 ? HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que su subsidiaria principal, HYLSA, S.A. de C.V. ("HYLSA"), extendió por un año adicional su línea de crédito revolvente de US$40 millones. Esta línea de crédito cuyo propósito es apoyar en los requerimientos de capital de trabajo, no ha sido utilizada desde octubre de 2003 y tiene como nueva fecha de vencimiento el 31 de julio de 2005. La ex[illegible]sión de la línea de crédito fortalece la liquidez de HYLSA. JP Morgan [illegible] actuó como Líder Estructurador y las instituciones financieras que [illegible]an en el crédito son: Banamex-Citibank, Banorte, Comerica, HSBC, [illegible]ereinbank e Inbursa. HYLSA se encuentra complacida por haber recibido es[illegible]oto de confianza de parte del grupo de bancos que participó en este refinanciamiento.

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(5[illegible]) 886[illegible]224
id[illegible]garza@hylsamex.com.mx